貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
香港中環
夏慤道10號
和記大廈14樓
Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06018013

RECEIVED
2006 NOV -1 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 20, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

BAKER & McKENZIE

RECEIVED
2006 NOV -1 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission dated October 20, 2006:

1. Connected Transaction: Formation of A Joint Venture Company, released on October 27, 2006, in English and in Chinese.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Connected Transaction: Formation of A Joint Venture Company

The Board is pleased to announce that on 25 October 2006, the Company has entered into the Joint Venture Agreement with CS Logistics and CS Overseas Logistics to establish a joint venture company, YS International, in Shanghai, the PRC. YS International shall engage in the provision of container storage and various container related services.

The registered capital of YS International is proposed to be RMB64,000,000 (equivalent to approximately HK$61,538,462), out of which RMB32,000,000 (equivalent to approximately HK$30,769,231) shall be contributed in RMB by the Company, RMB16,000,000 (equivalent to approximately HK$15,384,615) shall be contributed in RMB by CS Logistics and RMB16,000,000 (equivalent to approximately HK$15,384,615) shall be contributed in US Dollars by CS Overseas Logistics, all in cash and in one tranche, within 30 days after YS International's business license is issued, provided certain conditions are fulfilled. YS International will be owned as to 50% by the Company, 25% by CS Logistics and 25% by CS Overseas Logistics. The total investment amount of YS International will be RMB180,000,000 (equivalent to approximately HK$173,076,923).

China Shipping is the controlling shareholder of the Company, CS Logistics is a direct wholly-owned subsidiary of China Shipping and CS Overseas Logistics is an indirect wholly-owned subsidiary of China Shipping. Therefore, CS Logistics and CS Overseas Logistics are regarded as connected persons (as defined under the Listing Rules) of the Company, and the establishment of YS International by the JV Partners constitutes a connected transaction of the Company under the Listing Rules. However, based on the capital contribution to be made by the Company to the registered capital of YS International, each of the applicable percentage ratios under Rule 14.07 of the Listing Rules is less than 2.5%. Under Rule 14A.32 of the Listing Rules, the Joint Venture Agreement is therefore exempted from the independent shareholders' approval requirements, but is still subject to the relevant reporting and announcement requirements. Relevant details will be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

THE JOINT VENTURE AGREEMENT

The main terms of the Joint Venture Agreement are summarised as follows:

(1) Date

25 October 2006

(2) Parties

(a) the Company;

(b) CS Logistics; and

(c) CS Overseas Logistics.

CS Overseas Logistics is involved in this transaction because with the investment from CS Overseas Logistics (a company incorporated in Hong Kong and thus regarded as a foreign investor in the PRC), YS International will be regarded as a Sino-foreign joint venture and may thus be entitled to enjoy the benefits of certain preferential policies available in the PRC. CS Logistics is involved in this transaction mainly for the purpose of providing its experienced management personnel located in the PRC to YS International.

(3) Registered Capital and Capital Contribution

The registered capital of YS International is proposed to be RMB64,000,000 (equivalent to approximately HK$61,538,462), out of which RMB32,000,000 (equivalent to approximately HK$30,769,231) shall be contributed in RMB by the Company, RMB16,000,000 (equivalent to approximately HK$15,384,615) shall be contributed in RMB by CS Logistics and RMB16,000,000 (equivalent to approximately HK$15,384,615) shall be contributed in US Dollars by CS Overseas Logistics, all in cash and in one tranche, within 30 days after YS International's business license is issued, provided certain conditions are fulfilled.

The JV Partners are not obliged to make their capital contributions if any of the following conditions is not met (or agreed to be waived by the JV Partners in writing):

(a) the Joint Venture Agreement and the articles of association of YS International, after execution, are approved by the relevant PRC government approval authorities without the need for major amendments;

(b) the business license of YS International is issued without major amendments to the scope of business stipulated in the Joint Venture Agreement; and

(c) all the statements and warranties made by the JV Partners in the Joint Venture Agreement are substantially true and correct.

YS International will be owned as to 50% by the Company, 25% by CS Logistics and 25% by CS Overseas Logistics. The Company intends to use its internal resources to satisfy its requisite capital contribution to YS International.

(4) Total Investment

The total investment amount of YS International will be RMB180,000,000 (equivalent to approximately HK$173,076,923). Additional funding of up to RMB116,000,000 (equivalent to approximately HK$111,538,462), i.e. the difference between the total investment amount and the registered capital of YS International, shall be raised by any means approved by a majority of the board of directors of YS International, including via loans from any third parties or any of the JV Partners.

The Company confirms that the said difference may be raised by YS International itself and that the Company has not committed or guaranteed any contributions towards the said difference. If the Company provides any financing to YS International in the future, it shall comply with all applicable requirements under the Listing Rules.

(5) Operation Term of YS International

The operation term of YS International is 30 years from the date of the issue of its business license. With the unanimous approval by the JV Partners, YS International may apply to the relevant PRC government approval authorities for an extension of its operation term.

(6) Scope of Business

YS International shall engage in the provision of container storage and various container related services. Specifically, with the approval of the Ministry of Commerce or its local counterpart, YS International may engage in the following business: container storage, transshipment and distribution; assembly and disassembly of containers; Four Techniques services; container repacking and repair; reconditioning of old containers; container cleaning and leasing; pre-cooling of cold storage containers; cargo handling; third party logistics services; processing, packing, freight and miscellaneous fee collection and related consulting businesses in respect of foreign trade; leasing of self-owned properties; cargo warehousing and general warehouse management (including simple commercial processing).

(7) Sharing of Profit or Loss

The JV Partners shall share the profits or losses of YS International in proportion to their respective equity interests in YS International.

(8)	**Right of First Refusal**	Any disposal of any equity interest in YS International is required to be approved by all the JV Partners and the relevant PRC government approval authorities. In the event that any of the JV Partners wishes to transfer part of or the whole of its equity interest in YS International to a third party (other than to a related company of such JV Partner), the other JV Partners shall have rights of first refusal to purchase such equity interest. Any of the JV Partners is allowed to transfer its equity interest in YS International to any of its related companies without being subject to the above restrictions.
(9)	Pre-emptive Right.	In the event of an increase in the registered capital of YS International, the JV Partners shall have pre-emptive rights over such new equity interests in proportion to their respective equity interests in YS International.
(10)	Board of Directors	The board of directors of YS International shall consist of six directors, of which three directors shall be appointed by the Company, two directors shall be appointed by CS Logistics and one director shall be appointed by CS Overseas Logistics. The chairman of the board of directors of YS International, who is also the legal representative of YS International, shall be appointed by the Company.
(11)	Effective Date	The Joint Venture Agreement shall become effective upon its approval by the relevant PRC government approval authorities. The Company expects the Joint Venture Agreement shall become effective by the end of November 2006.

REASON FOR ENTERING INTO THE JOINT VENTURE AGREEMENT

The Company is one of the world's leading container shipping companies with most of its large-scale container vessels calling at the ports in Shanghai. YS International will be established at the Yangshan port in Shanghai. With the successful construction of the Yangshan port in Shanghai, Yangshan port is expected to become a preferred port of call for the Group's large-scale container vessels with its advanced terminal facilities and excellent handling capacity. YS International is expected to provide the Group with more container yards for cargo warehousing, which can decrease deployment costs. YS International will further provide various extended and value-added services, thereby enhancing the Group's comprehensive competitive abilities.

GENERAL INFORMATION

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

CS Logistics is a limited liability company incorporated in the PRC and is a direct wholly-owned subsidiary of China Shipping, which is the controlling shareholder of the Company. Therefore, CS Logistics is a connected person (as defined under the Listing Rules) of the Company. CS Logistics principally engages in logistics and container cargo agency services.

CS Overseas Logistics is a limited liability company incorporated in Hong Kong and is an indirect wholly-owned subsidiary of China Shipping, which is the controlling shareholder of the Company. Therefore, CS Overseas Logistics is a connected person (as defined under the Listing Rules) of the Company. The principal business activities of CS Overseas Logistics are logistics, storage, finance lease and project investment and development.

Accordingly, the establishment of YS International by the JV Partners constitutes a connected transaction of the Company under the Listing Rules. However, based on the capital contribution to be made by the Company to the registered capital of YS International, each of the applicable percentage ratios under Rule 14.07 of the Listing Rules is less than 2.5%. Under Rule 14A.32 of the Listing Rules, the Joint Venture Agreement is therefore exempted from the independent shareholders' approval requirements, but is still subject to the relevant reporting and announcement requirements. Relevant details will be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

The Board (including the independent non-executive directors) believes that the terms of the transaction contemplated under the Joint Venture Agreement are fair and reasonable, on normal commercial terms, in the interests of the Company and its shareholders as a whole.

Since (i) YS International will be owned as to 50% by the Company, (ii) out of the three shareholders of YS International, the Company can appoint the most number of directors of YS International, and (iii) the general manager and the finance manager of YS International to be appointed by the board of directors of YS International shall be nominated by the Company, the Company will have actual control of YS International. Therefore, upon the establishment of YS International, it shall be accounted for and consolidated in the Company's audited consolidated accounts as a subsidiary in accordance with applicable Hong Kong Financial Reporting Standards. Since CS Logistics and CS Overseas Logistics would be substantial shareholders of YS International and they are both wholly-owned subsidiaries of China Shipping, the controlling shareholder of the Company, YS International would constitute a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Accordingly, all future transactions between YS International and other members of the Group would constitute connected transactions under the Listing Rules. If such transactions are entered into, the Company will comply with all applicable requirements regarding connected transactions under the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a PRC state-owned enterprise and the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC and the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司), a limited liability company incorporated in the PRC and a direct wholly-owned subsidiary of China Shipping
"CS Overseas Logistics"	China Shipping Logistics (Overseas) Co., Ltd. (中海物流（海外）有限公司), a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of China Shipping
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Joint Venture Agreement"	an agreement entered into between the Company, CS Logistics and CS Overseas Logistics regarding the establishment of YS International
"JV Partners"	the Company, CS Logistics and CS Overseas Logistics
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"US Dollars"	United States dollars, the lawful currency of the United States of America
"YS International"	Shanghai China Shipping YangShan International Container Land-Warehousing Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司), a limited liability company to be established by the Company, CS Logistics and CS Overseas Logistics in Shanghai, the PRC

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
26 October 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.04.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

關連交易：
成立合資公司

董事會欣然宣佈，於二零零六年十月二十五日，本公司與中海物流及中海海外物流訂立合資協議，以在中國上海成立合資公司洋山國際。洋山國際將從事提供集裝箱儲存及各類集裝箱相關服務。

洋山國際之註冊資本將為人民幣64,000,000元(相等於約61,538,462港元)，其中人民幣32,000,000元(相等於約30,769,231港元)將由本公司以人民幣出資，人民幣16,000,000元(相等於約15,384,615港元)將由中海物流以人民幣出資，以及人民幣16,000,000元(相等於約15,384,615港元)將由中海海外物流以美元出資，所有資金以現金支付，在若干條件達成下，於洋山國際之營業牌照發出後30日內一次付清。洋山國際將由本公司擁有其50%權益，以及由中海物流及中海海外物流各自擁有其25%權益。洋山國際之投資總額將為人民幣180,000,000元(相等於約173,076,923港元)。

中國海運為本公司之控股股東。中海物流為中國海運之直接全資附屬公司，而中海海外物流為中國海運之間接全資附屬公司。因此，中海物流及中海海外物流被視為本公司之關連人士(定義見上市規則)。根據上市規則，合資方成立洋山國際構成本公司之關連交易。然而，就本公司於洋山國際註冊資本之出資而言，上市規則第14.07條項下各自適用之百分比率少於2.5%。根據上市規則第14A.32條，合資協議因而獲豁免遵守取得獨立股東批准之規定，但仍需遵守相關申報及公告之規定。根據上市規則第14A.45條，有關詳情將載於本公司下一份刊發之年報及賬目內。

合資協議

合資協議之主要條款概述如下：

(1) **日期** 二零零六年十月二十五日

(2) **訂約方**
(a) 本公司；
(b) 中海物流；及
(c) 中海海外物流。

中海海外物流參與此交易，乃因藉著中海海外物流(於香港註冊成立因而被視為在中國的外國投資者)之投資，洋山國際將被視為中外合營公司而有權受惠於國內若干優惠政策。中海物流參與此交易主要是提供其於中國工作的有經驗的管理人員予洋山國際。

(3) **註冊資本及出資** 洋山國際之註冊資本將為人民幣64,000,000元(相等於約61,538,462港元)，其中人民幣32,000,000元(相等於約30,769,231港元)將由本公司以人民幣出資，人民幣16,000,000元(相等於約15,384,615港元)將由中海物流以人民幣出資，以及人民幣16,000,000元(相等於約15,384,615港元)將由中海海外物流以美元出資，所有資金以現金支付，在若干條件達成下，於洋山國際之營業牌照發出後30日內一次付清。

倘下列任何條件未有達成(或合資方以書面同意將予豁免)，則合資方無須出資：
(a) 合資協議及洋山國際之公司章程在簽立後獲有關中國政府批准機構通過並且無重大修改；
(b) 洋山國際獲發營業牌照，而合資協議所述之業務範圍並無重大修改；及
(c) 合資方就合資協議作出之所有聲明及保證大致上為真實及正確。

洋山國際將由本公司擁有50%權益，由中海物流擁有25%權益及由中海海外物流擁有25%權益。本公司擬動用其內部資源支付其於洋山國際之規定出資額。

(4) **投資總額** 洋山國際之投資總額將為人民幣180,000,000元(相等於約173,076,923港元)。額外集資金額最高為人民幣116,000,000元(相等於約111,538,462港元)，即洋山國際之投資總額與註冊資本之差額，將透過洋山國際董事會大多數批准之方法籌集資金，包括透過向任何第三方或任何合資方貸款。

本公司確認，上述差額可由洋山國際自行籌集資金，而本公司並無承諾或保證對上述差額作任何出資。倘本公司在日後向洋山國際提供任何融資，本公司須遵守上市規則之所有適用規定。

(5) **洋山國際之經營年期** 洋山國際之經營年期為其營業牌照發出之日起計30年。經合資方一致通過，洋山國際可向有關中國批准機構申請延長其經營年期。

(6) **業務範圍** 洋山國際將從事集裝箱儲存及各類集裝箱相關服務。在取得商務部或其轄下地方機構批准後，洋山國際可專門從事以下業務：集裝箱堆存、中轉、分撥、集裝箱拼裝拆箱、集裝箱「四技」服務、集裝箱改裝、修理、舊箱翻新、洗箱、租賃、冷藏集裝箱預冷、貨物裝卸、第三方物流服務、外貿流通領域的加工、包裝、結算運雜費及相關的諮詢服務；自有物業租賃，貨物倉儲業務及一般倉庫管理(包括簡單商業性加工)

(7) **利潤或虧損分享** 合資方將按彼等各自於洋山國際之股權比例分享洋山國際之利潤或虧損。

(8) 優先購買權　洋山國際出售任何股權須待所有合資方及相關中國政府批准機構批准。倘任何合資方擬轉讓其於洋山國際之部份或全部股權予第三方（該合資方之關連公司除外），其他合資方將就該股權享有優先購買權。任何合資方均獲准轉讓其於洋山國際之股權予任何其關連公司，不受上述限制所規限。

(9) **優先認購權** 倘洋山國際之註冊資本增加，合資方可享有優先認購權，可按彼等各自於洋山國際之股權比例認購該新增股權。

(10) **董事會** 洋山國際董事會將由六位董事組成，其中三位董事將由本公司委任，兩位董事由中海物流委任及另一位董事由中海海外物流委任。洋山國際董事會主席，亦為洋山國際之法定代表，將由本公司委任。

(11) **生效日期** 合資協議將在有關中國政府批准機構批准後生效。本公司預期合營協議將於二零零六年十一月底之前生效。

訂立合資協議之原因

隨著上海洋山港的成功建設，洋山港的先進設備以及優秀裝卸能力，將為本公司的大型集裝箱船舶提供一個更好的掛靠港。本公司為世界領先集裝箱運輸企業，將有更多的大型集裝箱船舶需掛靠在洋山港。即將設立於洋山港的洋山國際將為本公司的集裝箱運輸提供更多堆場以降低集裝箱調運成本，以及有利於本公司為客戶提供各種延伸服務和增值服務，增強本公司的綜合競爭能力。

一般資料

本集團主要從事經營及管理國際及國內集裝箱海上運輸業務。

中海物流為一間於中國註冊成立之有限公司，並為中國海運之直接全資附屬公司。中國海運為本公司之控股股東。因此，中海物流為本公司之關連人士（定義見上市規則）。中海物流主要從事物流及集裝箱貨運代理服務。

中海海外物流為一間於香港註冊成立之有限公司，並為中國海運之間接全資附屬公司。中國海運為本公司之控股股東。因此，中海海外物流為本公司之關連人士（定義見上市規則）。中海海外物流之主要業務為物流、倉儲、融資租賃及項目投資及發展。

因此，根據上市規則，合資方成立洋山國際構成本公司一項關連交易。然而，就本公司將對洋山國際註冊資本進行之注資而言，上市規則第14.07條項下之各自適用之百分比率均少於2.5%，因此根據上市規則第14A.32條，合資協議獲豁免取得獨立股東批准之規定，但仍須遵守有關申報及公告之規定。有關詳情將根據上市規則第14A.45條刊載於本公司下一份年報及賬目中。

董事會（包括獨立非執行董事）認為，合資協議項下擬定之各項交易之條款屬公平合理，乃按一般商業條款訂立，且符合本公司及其股東之整體利益。

由於(i)洋山國際將由本公司擁有50%股權，(ii)洋山國際三名股東中，本公司可委任洋山國際最多董事人數，及(iii)將由洋山國際董事會委任之洋山國際的總經理及財務經理須由本公司提名，因而本公司將對洋山國際有實際控制權。因此，洋山國際成立後，須根據香港財務報告準則作為一家附屬公司列賬於及合併於本公司經審核綜合財目內。由於中海物流及中海海外物流將為洋山國際之主要股東及兩間公司均為本公司控股股東中國海運之全資附屬公司，根據上市規則第14A.11(5)條，洋山國際構成本公司之關連人士。因此，洋山國際與本集團其他成員公司日後進行之所有交易將構成上市規則下之關連交易。倘訂立任何該等交易，本公司將遵守上市規則關於關連交易之所有適用規定。

釋義

於本公告內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司董事會
「中國海運」	指	中國海運（集團）總公司，一家中國國有企業及本公司控股股東
「本公司」	指	中海集裝箱運輸股份有限公司，於中國成立之股份有限公司，其H股於香港聯合交易所有限公司上市
「中海物流」	指	中海集團物流有限公司，於中國註冊成立之有限公司及中國海運之直接全資附屬公司
「中海海外物流」	指	中海物流（海外）有限公司，於香港註冊成立之有限公司及中國海運之間接全資附屬公司
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「合資協議」	指	本公司、中海物流及中海海外物流就關於組建洋山國際訂立之協議
「合資方」	指	本公司、中海物流及中海海外物流
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	中國之法定貨幣人民幣
「美元」	指	美國之法定貨幣美元
「洋山國際」	指	上海中海洋山國際集裝箱儲運有限公司，為本公司、中海物流及中海海外物流在中國上海組建之有限責任公司

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國，上海
二零零六年十月二十六日

於本公告刊發日期，董事會由執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

本公告所採納之匯率為1.00港元兑人民幣1.04元，僅作說明用途。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*